Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces First Quarter Financial Results

- Total Revenue of $4.5 Million -

- Recurring Quarterly Revenue Increased 35% Year-over-Year Reflecting Procedures and System Install Base Growth –

- Conference Call Today at 8:30 AM ET (3:30 PM IST) -

CAESAREA, Israel – May 7, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today its financial results for the first quarter ended March 31, 2015.

“During the first quarter we sold a Renaissance system in the U.S., Germany and Taiwan, increasing our install base to 86 systems, which represents a 26% increase compared to 68 systems at the end of the year-ago period,” commented Ori Hadomi, Mazor's Chief Executive Officer.  “There were a record number of clinical procedures using the Renaissance system in the first quarter.  We are encouraged with the continued growth in the number of spine and brain procedures which clearly demonstrates that surgeons and hospital administrators are realizing the clinical and economic benefits of the Renaissance system.  We recently surpassed the 10,000th procedure performed globally with Renaissance.  While this is a significant achievement, it represents a small fraction of the overall market opportunity.  Our entire organization is focused on executing our sales strategy and accelerating Renaissance’s adoption as the standard of care.”

FIRST QUARTER 2015 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended March 31, 2015 was $4.5 million compared to $4.9 million in the year-ago first quarter.  U.S. generated revenue decreased to $2.7 million compared to $3.6 million in the year-ago quarter, as the Company sold one Renaissance system in the U.S. market during the first quarter of 2015 compared to three systems sold in the 2014 first quarter. International revenue increased to $1.8 million from $1.3 million reported in the first quarter of 2014. The Company sold two Renaissance systems in the International market compared to two systems sold in the 2014 first quarter, demonstrating higher pricing due to a one-time direct sale in Taiwan. Revenue from system kit sales, services and other, increased to $2.7 million in the first quarter of 2015, representing a 35% increase compared to $2.0 million in the first quarter of 2014, mainly attributed to increased utilization of the Renaissance system.

Gross margin for three months ended March 31, 2015 was 75.7% compared to 78.9% in the year-ago quarter, due to lower system sales in the first quarter of 2015.

Total operating expenses were $8.5 million compared to $7.5 million in the first quarter of 2014, primarily reflecting the Company’s increased investments in sales and marketing activities including a commission of $0.3 million related to the one-time direct sale in Taiwan. Operating loss was $5.1 million compared to an operating loss of $3.6 million in the year-ago first quarter.  Net loss for the first quarter of 2015 was $5.2 million, or $0.12 per share, compared to a net loss of $3.6 million, or $0.09 per share in the first quarter of 2014.

Cash used in operating activities was $4.2 million compared to $5.3 million used in last year’s first quarter. As of March 31, 2015, cash, cash equivalents and investments totaled $48 million.

FIRST QUARTER 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.8 million with respect to share-based payments in the first quarter of 2015. On a non-GAAP basis, the net loss in the first quarter of 2015 was $4.4 million, or $0.11 per share, compared to $3.2 million, or $0.08 per share, in the first quarter of 2014.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on Thursday, May 7, 2015, at 8:30 AM EST (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756. Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13607664. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets and stock-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the market opportunity for the Renaissance system, the greater adoption of and the expansion of the presence of Renaissance, the priorities that the Company will focus on to assure its long term success, that the Company believes it will experience growth in 2015 and beyond, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)

	Three month period
	ended March 31,
	2015 (Unaudited)	2014 (Unaudited)
Revenue	$4,510	$4,878

Cost of revenue	$1,097	$1,031

Gross profit	$3,413	$3,847

Operating costs and expenses:
Research and development	$1,474	$1,644
Selling and Marketing	$5,948	$4,911
General and administrative	$1,103	$910
Total operating costs and expenses	$8,525	$7,465

Loss from operations	$(5,112)	$(3,618)

Financing income (expenses), net	$(61)	$24

Loss before taxes on income	$(5,173)	$(3,594)

Income tax expense	$29	$40

Net loss	$(5,202)	$(3,634)

Net loss per share – Basic and diluted	$(0.12)	$(0.09)

Weighted average common shares outstanding – Basic and diluted	42,172	41,120

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$20,084	$22,255
Short-term investment	$24,260	$24,507
Trade receivables	$2,075	$2,797
Other current assets	$1,330	$1,110
Inventory	$3,147	$3,050
Total Current Assets	$50,896	$53,719

Non-Current Assets
Prepaid lease fee	$77	$79
Deferred tax assets	$129	$158
Property and equipment, net	$1,176	$1,257
Long-term investments	$3,722	$5,473
Total Non-Current Assets	$5,104	$6,967

Total assets	$56,000	$60,686

Current liabilities
Trade payables	$1,306	$1,689
Other current liabilities	$4,415	$4,452
Total current liabilities	$5,721	$6,141

Non-Current Liabilities
Employee benefits	$273	$278
Total Non-Current liabilities	$273	$278
Total liabilities	$5,994	$6,419

Equity
Share capital	$110	$110
Share premium	$135,500	$135,182
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$5,209	$4,586
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(93,009)	$(87,807)
Total equity	$50,006	$54,267
Total liabilities and equity	$56,000	$60,686

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Three month period
	ended March 31,
	2015 (Unaudited)	2014 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(5,202)	$(3,634)
Adjustments:
Depreciation and amortization	$124	$161
Finance (income) expenses, net	$(32)	$72
Share-based payment	$758	$353
Income tax expense	$29	$40
	$879	$626

Change in inventory	$(97)	$(234)
Change in trade and other accounts receivable	$615	$(1,663)
Change in prepaid lease fees	$2	$(5)
Change in trade and other accounts payable	$(310)	$(446)
Change in employee benefits	$(5)	$25
	$205	$(2,323)

Interest received	$12	$2
Income tax paid	$(108)	$(11)
	$(96)	$(9)
Net cash used in operating activities	$(4,214)	$(5,340)

Cash flows from investing activities:
Proceeds from (investments in) short-term investments, net	$1,998	$(1,752)
Purchase of property and equipment	$(43)	$(124)
Net cash provided by (used in) investing activities	$1,955	$(1,876)

Cash flows from financing activities:
Issuance expenses	$-	$(294)
Proceeds from exercise of share options by employees	$183	$2,384
Repayment of loans to the Chief Scientist	$-	$(324)
Net cash provided by financing activities	$183	$1,766

Net decrease in cash and cash equivalents	$(2,076)	$(5,450)
Cash and cash equivalents at the beginning of the period	$22,255	$19,803
Effect of exchange rate differences on balances of
cash and cash equivalents	$(95)	$(28)
Cash and cash equivalents at the end of the period	$20,084	$14,325

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three month period
	ended March 31,
	2015	2014
GAAP gross profit	$3,413	$3,847
Amortization of intangible assets	$-	$73
Share-based payments	$36	$7
Non-GAAP gross profit	$3,449	$3,927
GAAP gross profit as percentage of revenues	75.7%	78.9%
Non-GAAP gross profit as percentage of revenues	76.5%	80.5%

GAAP operating expenses	$8,525	$7,465
Share-based payments:
Research and development	$124	$38
Selling and marketing	$389	$200
General and administrative	$209	$108
Non-GAAP operating expenses	$7,803	$7,119

GAAP operating loss	$(5,112)	$(3,618)

Non-GAAP operating loss	$(4,354)	$(3,192)

GAAP net loss	$(5,202)	$(3,634)
Share-based payments	$758	$353
Amortization of intangible assets	$-	$73
Non-GAAP net loss	$(4,444)	$(3,208)

GAAP basic and diluted loss per share	$(0.12)	$(0.09)

Non-GAAP basic and diluted loss per share	$(0.11)	$(0.08)